Exhibit 99.1

TVPC Stand-Alone FS\KASPER, BRANDEN\2/13/2018 5:21 PM
Torrance Valley Pipeline
Company LLC
Supplemental Information and Financial Statements as of and for the year ended December 31, 2017 and as of and for the six month period ended December 31, 2016

Overview

Torrance Valley Pipeline Company LLC (“TVPC”) is a Delaware limited liability company that owns and operates the San Joaquin Valley Pipeline system (the “Torrance Valley Pipeline”), which supports PBF Holding Company LLC’s (“PBF Holding”) Torrance Refinery. The Torrance Valley Pipeline consists of the M55, M1 and M70 pipeline systems, including pipeline stations with storage capacity and truck unloading capability.

The following financial information and financial statements as of and for the year ended December 31, 2017 and as of and for the six month period ended December 31, 2016 are being furnished as supplemental information to PBF Logistics LP 2017 Annual Form 10-K. Unless the context otherwise requires, references in this document to “we,” “us” and “our” refer to Torrance Valley Pipeline Company LLC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information concerning our results of operations and financial condition should be read in conjunction with the financial statements and accompanying notes to financial statements.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain “forward-looking statements”, as defined in the Private Securities Litigation Reform Act of 1995, which involve risk and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as “cautionary statements,” are disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this document. All forward-looking information in this document are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	our limited operating history;

•	changes in general economic conditions;

•	competitive conditions in our industry;

•	the supply of, and demand for, crude oil and logistics services;

•	our ability to successfully implement our business plan;

•
our dependence on contracts with PBF Energy Inc. (“PBF Energy”) for a substantial majority of our revenues subjects us to the business risks of PBF Energy, which includes the possibility that contracts will not be renewed because they are no longer beneficial for PBF Energy;

•	a substantial majority of our revenue is generated at PBF Energy’s Torrance Refinery, and any adverse development at this facility could have a material adverse effect on us;

•	our ability to complete internal growth projects on time and on budget;

•	operating hazards and other risks incidental to handling crude oil;

•	natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	the effects of existing and future laws and governmental regulations;

•	the timing and extent of changes in commodity prices and demand for PBF Energy’s refined products and the differential in the prices of different crude oils;

•	the suspension, reduction or termination of PBF Energy’s obligations under our commercial agreements;

•	disruptions due to equipment interruption or failure at our facilities; and

•	other factors discussed elsewhere in this document.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this document may not in fact occur. Accordingly, investors should not place undue reliance on those statements.

Our forward-looking statements speak only as of the date of this document or as of the date which they are made. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing.

Overview

We are a Delaware limited liability company that owns and operates the San Joaquin Valley Pipeline system, which supports PBF Holding’s Torrance Refinery. The Torrance Valley Pipeline consists of the M55, M1 and M70 pipeline systems, including pipeline stations with storage capacity and truck unloading capability.

PBF Holding, a Delaware limited liability company, together with its consolidated subsidiaries, owns and operates oil refineries and related facilities in North America. PBF Holding is a wholly-owned subsidiary of PBF Energy Company LLC (“PBF LLC”). PBF LLC is a holding company, whose assets consist of ownership interest in PBF Holding and its consolidated subsidiaries and PBF Logistics LP (“PBFX”) and its subsidiaries. We are a subsidiary of PBFX. PBF LLC, PBF Holding and PBFX are considered affiliate companies of ours for accounting purposes.

On July 1, 2016, PBF LLC, through its ownership of PBF Holding, acquired from ExxonMobil Oil Corporation and Mobil Pacific Pipeline Company the Torrance Refinery and related logistical assets, including the Torrance Valley Pipeline (the “TVPC Acquisition”). On August 31, 2016, PBFX, through its wholly-owned subsidiary, PBFX Operating Company LLC (“PBFX Op Co”), acquired, from PBF Holding, a 50% equity interest in us. Subsequently PBFX Op Co became our sole managing member. As this transaction was between affiliate companies, the transfer of the 50% ownership is accounted for as a reorganization of entities under common control under U.S. generally accepted accounting principles (“GAAP”). As such, the PBFX financial statement information was retrospectively adjusted to include our historical results from July 1, 2016 through August 31, 2016. As a result of the acquisition and reorganization, our financial information shown for 2016 consists of the period from acquisition on July 1, 2016 to December 31, 2016.

Business Strategies

We continue to focus on the following strategic areas:

•
Maintain Safe, Reliable and Efficient Operations. We are committed to maintaining and improving the safety, reliability, environmental compliance and efficiency of our operations. We seek to improve operating performance through our commitment to our preventive maintenance program and to employee training and development programs. We will continue to emphasize safety in all aspects of our operations. We believe these objectives are integral to maintaining stable cash flows and are critical to the success of our business.

•
Generate Stable, Fee-Based Cash Flow. We believe our long-term, fee-based logistics contracts provide us with stable, predictable cash flows. We generate 100% of our revenue from PBF Energy under commercial agreements which include minimum quarterly volume commitments, minimum storage commitments, inflation escalators and initial terms of ten years.

How We Evaluate Our Operations

Our management uses a variety of financial and operating metrics to analyze our business. These metrics are significant factors in assessing our operating results and profitability and include but are not limited to volumes, including pipeline throughput and storage capacity and operating and maintenance expenses.

Volumes. The amount of revenue we generate primarily depends on the volumes of crude oil that we throughput at our pipeline operations and our available storage capacity. These volumes are primarily affected by the supply of and demand for crude oil in the markets served directly or indirectly by our assets. Although PBF Energy has committed to minimum volumes under the commercial agreements described above, our results of operations will be impacted by:

•	PBF Energy’s utilization of our assets in excess of the minimum volume commitments (“MVCs”);

•	our ability to identify and execute organic expansion projects, and capture PBF Energy’s incremental volumes or third-party volumes; and

•	our ability to increase throughput volumes at our facilities and provide additional ancillary services at those pipelines.

Operating and Maintenance Expenses. Our management seeks to maximize the profitability of our operations by effectively managing operating and maintenance expenses. These expenses are comprised primarily of labor expenses, outside contractor expenses, utility costs, and repairs and maintenance. These expenses generally remain relatively stable across broad ranges of throughput volumes but can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. We will seek to manage our maintenance expenditures on our assets by scheduling maintenance over time to avoid significant variability in our maintenance expenditures and to minimize their impact on our cash flow.

Factors Affecting the Comparability of Our Financial Results

Our results of operations may not be comparable to our historical results of operations for the reasons described below:

PBF LLC Acquisition. Our 2017 financial statements are not comparative to 2016 as our 2016 financial statements only include 6 months of activity as PBF LLC acquired the Torrance Valley Pipeline on July 1, 2016.

Revenues. Prior to PBFX’s acquisition of us, our assets were a part of the integrated operations of PBF Energy, and the operation of such assets, prior to PBFX’s ownership, did not generate inter-entity revenue. Additionally, prior to the TVPC Acquisition, TVPC did not generate independent revenue. Following the closing of PBFX’s acquisition, revenues are primarily generated from the commercial agreements that we entered into with PBF Holding under which we receive fees for logistics services. Our reported revenues are fee-based, are subject to contractual MVCs and are indexed for inflation.

Other Factors That Will Significantly Affect Our Results

Supply and Demand for Crude Oil. We generate revenue by charging fees for receiving, handling, transferring, storing and throughputting crude oil. All of our revenues are derived from fee-based commercial agreements with PBF Energy’s Torrance Refinery with initial terms of ten years and including MVCs, which enhance the stability of our cash flows. The volume of crude oil that is throughput depends substantially on PBF Energy’s refining margins. Refining margins are greatly dependent upon the price of crude oil or other refinery feedstocks, the price of refined products and the price of natural gas.

Factors driving the prices of petroleum-based commodities include supply and demand in crude oil, gasoline and other refined products. Supply and demand for these products depend on numerous factors outside of our control, including changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, logistics constraints, availability of imports, marketing of competitive fuels, crude oil price differentials and government regulation.

Results of Operations

A discussion and analysis of the factors contributing to our results of operations is presented below. The financial statements, together with the following information, are intended to provide investors with a reasonable basis for assessing our historical operations, but should not serve as the only criteria for predicting our future performance.

Combined Overview. The following tables summarize our results of operations and financial data for the year and six month period ended December 31, 2017 and 2016, respectively. The following data should be read in conjunction with our financial statements and the notes thereto included elsewhere in this document.

	Year Ended December 31, 2017	Period from July 1 (TVPC Acquisition date) through December 31, 2016
	(in thousands)
Revenue:
Affiliate	$71,011	$24,700
Third-party	58	17
Total revenue	71,069	24,717

Costs and expenses:
Operating and maintenance expenses	31,117	12,514
General and administrative expenses	850	636
Depreciation and amortization	10,874	5,457
Total costs and expenses	42,841	18,607

Net income	$28,228	$6,110

Summary. Our net income for the year ended December 31, 2017 increased approximately $22.1 million, or 361.9%, to $28.2 million from $6.1 million for the period from July 1 (TVPC Acquisition date) through December 31, 2016. The increase in net income was primarily due to the following:

•	an increase in revenues of approximately $46.4 million, or 187.5%, to $71.1 million, which was primarily attributable to the full year operations of the Torrance Valley Pipeline;

•	partially offset by the following:

◦	an increase in operating and maintenance expenses of approximately $18.3 million, or 141.8%, which was primarily attributable to the full year of operations of the Torrance Valley Pipeline;

◦	an increase in general and administrative expenses of approximately $214 million, or 33.6%, which was primarily attributable to the full year of operations of the Torrance Valley Pipeline.

◦	an increase in depreciation and amortization expenses of approximately $5.4 million, or 99.3%, which was primarily attributable to the full year operations of the Torrance Valley Pipeline.

Liquidity and Capital Resources

Our sources of liquidity primarily consists of cash flows from operations. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity needs. Our ability to meet our capital requirements, including capital expenditures and distributions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control.

We intend to continue to pay, at least quarterly, distribution to our members in accordance with our LLC agreement . During the year ended December 31, 2017, we distributed $21.5 million to each of our members. We did not make any distributions in 2016.

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Year Ended December 31, 2017	Period from July 1 (TVPC Acquisition date) through December 31, 2016
	(in thousands)
Net cash provided by operating activities	$39,868	$6,811
Net cash used in investing activities	(660)	(245)
Net cash used in financing activities	(41,646)	283
Net change in cash and cash equivalents	$(2,438)	$6,849

Cash Flows from Operating Activities

Net cash provided by operating activities increased approximately $33.1 million to $39.9 million for the year ended December 31, 2017 compared to $6.8 million for the period from July 1 (TVPC Acquisition date) through December 31, 2016. The increase in net cash provided by operating activities was primarily the result of net income and non-cash charges relating to depreciation and amortization of approximately $39.1 million for the year ended December 31, 2017, compared to approximately $11.6 million for the period from July 1 (TVPC Acquisition date) through December 31, 2016 and a net increase in the net changes in operating assets and liabilities of approximately $4.0 million primarily driven by the timing of collection of accounts receivables and liability payments.

Cash Flows from Investing Activities

Net cash used in investing activities changed by approximately $0.4 million to $0.7 million for the year ended December 31, 2017 compared to $0.2 million for the period from July 1 (TVPC Acquisition date) through December 31, 2016. The increase in net cash used in investing activities was a result of the increase in capital expenditures of approximately $0.4 million.

Cash Flows from Financing Activities

Net cash used in financing activities changed by approximately $41.9 million to $42.5 million for the year ended December 31, 2017 compared to net cash provided by financing activities of $0.3 million for the period from July 1 (TVPC Acquisition date) through December 31, 2016. The increase in net cash used in financing was primarily the result of distributions to members of $43.1 million, partially offset by a net increase in contribution from our parent of approximately $1.1 million. No contributions were made for the period ended December 31, 2016.

Capital Expenditures

Our capital requirements have consisted of and are expected to continue to consist of maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures are expenditures made to maintain our long-term operating income or operating capacity. Expansion capital expenditures are expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long term. For the year ended December 31, 2017, our capital expenditures of $0.6 million were primarily incurred for the maintenance of the Torrance Valley Pipeline. For the period from July 1 (TVPC Acquisition date) through December 31, 2016, our capital expenditures of $0.2 million were primarily incurred for the maintenance of the Torrance Valley Pipeline.

We currently expect to spend up to an aggregate of approximately $8.0 million during 2018 for capital expenditures, the majority of which will relate to maintenance or regulatory capital expenditures. We anticipate the forecasted maintenance capital expenditures will be funded primarily with cash from operations.

Contractual Obligations

Information regarding our contractual obligations of the types described below as of December 31, 2017, is set forth in the following table:

	Payments Due by Period
	Totals	2019 and 2020	2021 and 2022	2023 and Beyond
	(in thousands)
Environmental obligations (1)	$256	$—	$—	$—
Other (2)	10,185	1,223	1,104	6,253
Total obligations	$10,441	$1,223	$1,104	$6,253
____________________

(1)
Includes environmental liabilities associated with the Torrance Valley Pipeline. In accordance with PBFX’s acquisition of TVPC, PBF Holding has indemnified PBFX for any and all costs associated with environmental remediation for obligations that existed on or before August 31, 2016, including all known or unknown events.

(2)	Includes rental and franchise payments to secure right of way access across certain Torrance Valley Pipeline assets with various terms and tenures.

Effects of Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the year ended December 31, 2017 and for the period from July 1 (TVPC Acquisition date) through December 31, 2016, respectively.

Off-Balance Sheet Arrangements

We have not entered into any transactions, agreements or other contractual arrangements that would result in off-balance sheet liabilities.

Environmental and Other Matters

Environmental Regulation

Our operations are subject to extensive and frequently changing federal, state and local laws, regulations and ordinances relating to the protection of the environment. Among other things, these laws and regulations govern the emission or discharge of pollutants into or onto the land, air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to develop, maintain, operate and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we believe they do not necessarily affect our competitive position, as the operations of our competitors are similarly affected. We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to changes, or to changes in the interpretation of such laws and regulations, by regulatory authorities, and continued and future compliance with such laws and regulations may require us to incur significant expenditures. Additionally, violation of environmental laws, regulations and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions limiting our operations, investigatory or remedial liabilities or construction bans or delays in the development of additional facilities or equipment. Furthermore, a release of hydrocarbons or hazardous substances into the environment could, to the extent the event is not insured, subject us to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims by third parties for personal injury or property damage, or by the U.S. federal government or state governments for natural resources damages. These impacts could directly and indirectly affect our business and have an adverse impact on our financial position, results of operations and liquidity. We cannot currently determine the amounts of such future impacts.

Environmental Liabilities

Contaminations resulting from spills of crude oil or petroleum products are not unusual within the petroleum terminaling or transportation industries. Historic spills at truck and rail racks, and terminals as a result of past operations have resulted in contamination of the environment, including soils and groundwater.

As of December 31, 2017, we have recorded a total liability related to environmental remediation costs of $0.3 million related to the Torrance Valley Pipeline. Refer to Note 4 “Commitments and Contingencies” in our notes to the financial statements.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 “Summary of Accounting Policies” to our notes to the financial statements. We prepare our financial statements in conformity with GAAP, and in the process of applying these principles, we must make judgments, assumptions and estimates based on the best available information at the time. To aid a reader’s understanding, management has identified our critical accounting policies. These policies are considered critical because they are both most important to the portrayal of our financial condition and results, and require our most difficult, subjective or complex judgments. Often they require judgments and estimation about matters which are inherently uncertain and involve measuring, at a specific point in time, events which are continuous in nature. Actual results may differ based on the accuracy of the information utilized and subsequent events, some of which we may have little or no control over. The following accounting policies involve estimates that are considered critical due to the level of subjectivity and judgment involved, as well as the impact on our financial position and results of operations. We believe that all of our estimates are reasonable. Unless otherwise noted, estimates of the sensitivity to earnings that would result from changes in the assumptions used in determining our estimates is not practicable due to the number of assumptions and contingencies involved, and the wide range of possible outcomes.

Revenue Recognition. We recognizes revenue by charging fees for pipeline, storage and leasing services based on the greater of contractual MVCs or the delivery of actual volumes transferred, or stored, based on contractual rates applied to throughput volumes.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” requiring revenue to be recognized when promised goods or services are transferred to customers in an amount that reflects the expected consideration for these goods or services. This new guidance supersedes the revenue recognition requirements in FASB Accounting Standards Codification Topic 605, “Revenue Recognition,” and most industry-specific guidance. We have completed our evaluation of the provisions of this standard and concluded that our adoption will not materially change the amount or timing of revenues recognized by us, nor will it materially affect our financial position. We have adopted this new standard effective January 1, 2018, using the modified retrospective application, whereby a cumulative effect adjustment will be recognized upon adoption, if applicable, and the guidance will be applied prospectively. We do not, however, expect to make such an adjustment to members’ equity as we have determined any such adjustment to not be material. We are currently developing our revenue disclosures and enhancing our accounting systems to enable the preparation of such disclosures.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), to increase the transparency and comparability about leases among entities. Additional ASUs have been issued subsequent to ASU 2016-02 to provide additional clarification and implementation guidance for leases related to ASU 2016-02 including ASU 2018-01, “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842 (“ASU 2018-01”) (collectively, we refer to ASU 2016-02 and these additional ASUs as the “Updated Lease Guidance”) The Updated Lease Guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts.  It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. ASU 2018-01 provides a practical expedient whereby land easements (also known as “rights of way”) that are not accounted for as leases under existing GAAP would not need to be evaluated under ASU 2016-02; however the Updated Lease Guidance would apply prospectively to all new or modified land easements after the effective date of ASU 2016-02. In January 2018, the FASB issued a proposed ASU that would provide an additional transition method for the new lease guidance for lessees and a practical expedient for lessors. As proposed, this additional transition method would allow lessees to initially apply the requirements of ASU 2016-02 by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The proposed practical expedient would allow lessors to not separate non-lease components from the related lease components in certain situations. Assuming the proposed ASU is approved after the comment period, the proposed ASU would have the same effective date as ASU 2016-02. While early adoption is permitted, we will not early adopt this Updated Lease Guidance. Our indirect parent, PBFX, has established a working group to study and lead implementation of Updated Lease Guidance. The working group continues to evaluate the impact of the Updated Lease Guidance on our financial statements and related disclosures.

Torrance Valley Pipeline Company LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Governance Committee of Torrance Valley Pipeline Company LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Torrance Valley Pipeline Company LLC (the “Company”) as of December 31, 2017 and 2016, the related statements of operations, changes in member’s equity, and cash flows, for the year ended December 31, 2017 and for the six month period ended December 31, 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the year ended December 31, 2017 and for the six month period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
February 22, 2018

We have served as the Company’s auditor since 2016.

Torrance Valley Pipeline Company LLC
Balance Sheet
(in thousands)

	December 31, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$4,411	$6,849
Accounts receivable - affiliates	12,201	13,050
Prepaids and other current assets	448	383
Total current assets	17,060	20,282
Property, plant and equipment, net	335,106	345,498
Total assets	$352,166	$365,780
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable - affiliates	$3,755	$3,351
Accounts payable and accrued liabilities	4,505	5,069
Deferred revenue	47	33
Total current liabilities	8,307	8,453
Other long-term liabilities	409	459
Total liabilities	8,716	8,912

Commitments and contingencies (see Note 4)

Equity	343,450	356,868
Total liabilities and equity	$352,166	$365,780

See accompanying notes to financial statements.

Torrance Valley Pipeline Company LLC
Statement of Operations
(in thousands)

	Year Ended December 31, 2017	Period from July 1 (TVPC Acquisition date) through December 31, 2016
Revenue:
Affiliate	$71,011	$24,700
Third-party	58	17
Total revenue	71,069	24,717

Costs and expenses:
Operating and maintenance expenses	31,117	12,514
General and administrative expenses	850	636
Depreciation and amortization	10,874	5,457
Total costs and expenses	42,841	18,607

Net income	$28,228	$6,110

See accompanying notes to financial statements.

Torrance Valley Pipeline Company LLC
Statement of Changes in Members’ Equity
(in thousands)

Members’ Equity
Balance at July 1, 2016	$350,475
Net income	6,110
Parent contributions	283
Balance at December 31, 2016	$356,868
Net income	28,228
Distributions to members	(43,088)
Parent contributions	1,442
Balance at December 31, 2017	$343,450

See accompanying notes to financial statements.

Torrance Valley Pipeline Company LLC
Statement of Cash Flows
(in thousands)

	Year Ended December 31, 2017	Period from July 1 (TVPC Acquisition date) through December 31, 2016
Cash flows from operating activities:
Net income	$28,228	$6,110
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,874	5,457
Changes in operating assets and liabilities:
Accounts receivable - affiliates	849	(12,575)
Prepaids and other current assets	(65)	(383)
Accounts payable - affiliates	404	3,351
Accounts payable and accrued liabilities	(386)	4,460
Deferred revenue	14	33
Other assets and liabilities	(50)	358
Net cash provided by operating activities	39,868	6,811

Cash flows from investing activities:
Expenditures for property, plant and equipment	(660)	(245)
Net cash used in investing activities	(660)	(245)

Cash flows from financing activities:
Distributions to members	(43,088)	—
Parent contributions	1,442	283
Net cash (used in) provided by financing activities	(41,646)	283

Net change in cash and cash equivalents	(2,438)	6,849
Cash and Cash equivalents at beginning of period	6,849	—
Cash and Cash equivalents at end of period	$4,411	$6,849

Supplemental disclosure of non-cash activities
Accrued capital expenditures	$56	$234

See accompanying notes to financial statements.

TORRANCE VALLEY PIPELINE COMPANY LLC
NOTES TO THE FINANCIAL STATEMEMTS
(IN THOUSANDS)

1. DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

Description and Nature of the Business

Torrance Valley Pipeline Company LLC (“TVPC”) is a Delaware limited liability company that owns and operates the San Joaquin Valley Pipeline system (the “Torrance Valley Pipeline”), which supports PBF Holding Company LLC’s (“PBF Holding”) Torrance Refinery. The Torrance Valley Pipeline consists of the M55, M1 and M70 pipeline systems, including pipeline stations with storage capacity and truck unloading capability.

PBF Holding, a Delaware limited liability company, together with its consolidated subsidiaries, owns and operates oil refineries and related facilities in North America. PBF Holding is a wholly-owned subsidiary of PBF Energy Company LLC (“PBF LLC”). PBF LLC is a holding company, whose assets consist of an ownership interest in PBF Holding and its consolidated subsidiaries and PBF Logistics LP (“PBFX”) and its subsidiaries. TVPC is a subsidiary of PBFX. PBF LLC, PBF Holding and PBFX are considered affiliate companies of TVPC for accounting purposes.

On July 1, 2016, PBF LLC, through its ownership of PBF Holding, acquired from ExxonMobil Oil Corporation and Mobil Pacific Pipeline Company the Torrance Refinery and related logistical assets, including the Torrance Valley Pipeline (the “TVPC Acquisition”). On August 31, 2016, PBFX, through its wholly-owned subsidiary, PBF Operating Company LLC (“PBFX Op Co”), acquired, from PBF Holding, a 50% equity interest in TVPC. Subsequently PBFX Op Co became the sole managing member of TVPC. As this transaction was between affiliate companies, the transfer of the 50% ownership of TVPC is accounted for as a reorganization of entities under common control under U.S. generally accepted accounting principles (“GAAP”). As such, the PBFX financial statement information was retrospectively adjusted to include the historical results of TVPC from July 1, 2016 through August 31, 2016. As a result of the acquisition and reorganization, TVPC financial information shown for 2016 consists of the period from acquisition on July 1, 2016 to December 31, 2016.

Basis of Presentation

The accompanying financial statements and related notes present the financial position, results of operations, changes in Members’ equity and cash flows of TVPC. These financial statements have been prepared in accordance with U.S. GAAP.

2. SUMMARY OF ACCOUNTING POLICIES

Use of estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Cash and cash equivalents. Cash and cash equivalents include cash on hand, demand deposits, and short-term investments with original maturities of three months or less, but exclude debt or equity securities classified as marketable securities.

Property, plant, and equipment. Property, plant and equipment are recorded at cost. TVPC capitalizes costs associated with the preliminary, pre-acquisition and development/construction stages of a major construction project. TVPC capitalizes the interest cost associated with major construction projects based on the effective interest rate of its total borrowings. Maintenance and repairs are charged to operating expenses as they are incurred. Improvements and betterments, which extend the lives of the assets, are capitalized.

TVPC’s depreciable property, plant and equipment are comprised of pipeline and equipment which are depreciated using the straight-line method over estimated useful lives of 5-25 years.

TORRANCE VALLEY PIPELINE COMPANY LLC
NOTES TO THE FINANCIAL STATEMEMTS
(IN THOUSANDS)

Long-Lived Assets. TVPC reviews property, plant and equipment and other long-lived assets for impairment whenever events or changes in business circumstances indicate the net book values of the assets may not be recoverable. Impairment is evaluated by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from use of the assets and their ultimate disposition. If such analysis indicates that the carrying value of the long-lived assets is not considered to be recoverable, the carrying value is reduced to the fair value. Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Although management would utilize assumptions that it believes are reasonable, future events and changing market conditions may impact management’s assumptions, which could produce different results.

Asset Retirement Obligations. TVPC records an asset retirement obligation at fair value for the estimated cost to retire a tangible long-lived asset at the time TVPC incurs that liability, which is generally when the asset is purchased, constructed, or leased. TVPC records the liability when it has a legal or contractual obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made. If a reasonable estimate cannot be made at the time the liability is incurred, TVPC will record the liability when sufficient information is available to estimate the liability’s fair value.

Environmental Matters. Liabilities for future remediation costs are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals generally are based on the completion of investigations or other studies or a commitment to a formal plan of action. Environmental liabilities are based on best estimates of probable future costs using currently available technology and the impact that current regulations may have on our remediation plans. The measurement of environmental remediation liabilities may be discounted to reflect the time value of money if the aggregate amount and timing of cash payments of the liabilities are fixed or reliably determinable. The actual settlement of TVPC’s liability for environmental matters could materially differ from its estimates due to a number of uncertainties such as the extent of contamination, changes in environmental laws and regulations, potential improvements in remediation technologies and the participation of other responsible parties.

Revenue Recognition. TVPC recognizes revenue by charging fees for pipeline, storage and leasing services based on the greater of contractual minimum volume commitments (“MVCs”) or the delivery of actual volumes transferred, or stored, based on contractual rates applied to throughput volumes

Fair Value of Financial Instruments. The estimated fair value of cash, accounts receivable, certain other current assets, accounts payable, certain accrued expenses and other current liabilities approximates their carrying value reflected in the financial statements because of the short-term maturity of the instruments.

Fair Value Measurement. A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values derived from Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values derived from Level 2 inputs are based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are either directly or indirectly observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

TVPC uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable assets and liabilities. When available, TVPC measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. In some valuations, the inputs may fall into different levels in the hierarchy. In these cases, the asset or liability level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements.

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NOTES TO THE FINANCIAL STATEMEMTS
(IN THOUSANDS)

Income Taxes. As TVPC is a limited liability company treated as a “flow-through” entity for income tax purposes, there is no benefit or provision for U.S. federal or state income tax in the accompanying financial statements.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” requiring revenue to be recognized when promised goods or services are transferred to customers in an amount that reflects the expected consideration for these goods or services. This new guidance supersedes the revenue recognition requirements in FASB Accounting Standards Codification Topic 605, “Revenue Recognition,” and most industry-specific guidance. TVPC has completed its evaluation of the provisions of this standard and concluded that TVPC’s adoption will not materially change the amount or timing of revenues recognized by TPVC, nor will it materially affect TVPC’s financial position. TVPC has adopted this new standard effective January 1, 2018, using the modified retrospective application, whereby a cumulative effect adjustment will be recognized upon adoption, if applicable, and the guidance will be applied prospectively. TVPC does not, however, expect to make such an adjustment to members’ equity as TVPC has determined any such adjustment to not be material. TVPC is currently developing its revenue disclosures and enhancing its accounting systems to enable the preparation of such disclosures.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), to increase the transparency and comparability about leases among entities. Additional ASUs have been issued subsequent to ASU 2016-02 to provide additional clarification and implementation guidance for leases related to ASU 2016-02 including ASU 2018-01, “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842 (“ASU 2018-01”) (collectively, TVPC refers to ASU 2016-02 and these additional ASUs as the “Updated Lease Guidance”) The Updated Lease Guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts.  It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. ASU 2018-01 provides a practical expedient whereby land easements (also known as “rights of way”) that are not accounted for as leases under existing GAAP would not need to be evaluated under ASU 2016-02; however the Updated Lease Guidance would apply prospectively to all new or modified land easements after the effective date of ASU 2016-02. In January 2018, the FASB issued a proposed ASU that would provide an additional transition method for the new lease guidance for lessees and a practical expedient for lessors. As proposed, this additional transition method would allow lessees to initially apply the requirements of ASU 2016-02 by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The proposed practical expedient would allow lessors to not separate non-lease components from the related lease components in certain situations. Assuming the proposed ASU is approved after the comment period, the proposed ASU would have the same effective date as ASU 2016-02. While early adoption is permitted, TVPC will not early adopt this Updated Lease Guidance. TVPC’s indirect parent, PBFX, has established a working group to study and lead implementation of Updated Lease Guidance. The working group continues to evaluate the impact of the Updated Lease Guidance on TVPC’s financial statements and related disclosures.

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NOTES TO THE FINANCIAL STATEMEMTS
(IN THOUSANDS)

3. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant, and equipment consisted of the following:

	December 31,	December 31,
	2017	2016

Land	$83,330	$83,330
Pipelines and equipment	266,466	266,466
Construction in progress	1,641	1,159
	351,437	350,955
Accumulated depreciation	(16,331)	(5,457)
Property, plant and equipment, net	$335,106	$345,498

There was no capitalized interest related to construction in progress for the year and period ended December 31, 2017 and 2016, respectively.

4. COMMITMENTS AND CONTINGENCIES

Environmental Matters

TVPC’s assets are subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management and the characteristics and the composition of fuels. Compliance with existing and anticipated laws and regulations can increase the overall cost of operating TVPC’s assets, including remediation, operating costs and capital costs to construct, maintain and upgrade equipment and facilities.

In connection with PBF Holding’s acquisition of the Torrance Refinery and related logistics assets, PBF Holding is responsible for all known and unknown environmental liabilities at each site acquired in connection with the acquisition. The total estimated liability of known environmental obligations associated with the Torrance Valley Pipeline was approximately $256 as of December 31, 2017 ($1,402 as of December 31, 2016). In accordance with the contribution agreement associated with the sale of 50% ownership of TVPC to PBFX, PBF Holding has indemnified PBFX for any and all costs associated with environmental remediation for obligations that existed on or before August 31, 2016, including all known or unknown events, which includes the recorded liability of approximately $256. At December 31, 2017, TVPC expects to make the full aggregate payment for this liability within the next five years. As a result of the indemnification, TVPC has recorded a receivable from PBF Holding in “Accounts receivable - affiliates” for such anticipated payments related to the known pre-existing Torrance Valley Pipeline environmental obligations for which PBFX is indemnified.

Litigation

TVPC can be subject to claims and complaints that may arise in the ordinary course of business. Management has regular litigation reviews to assess the need for accounting recognition or disclosure of these contingencies. TVPC would accrue an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. TVPC wouldn’t record liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is reasonably possible and which are significant, TVPC would disclose the nature of the contingency and, where feasible, an estimate of the possible loss. For purposes

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NOTES TO THE FINANCIAL STATEMEMTS
(IN THOUSANDS)

of the contingency disclosures, “significant” includes material matters as well as other matters which management believes should be disclosed.

5. RELATED PARTY TRANSACTIONS

Commercial Agreements

TVPC currently derives the majority of its revenue from long-term, fee-based, agreements including MVCs with PBF Holding, supported by contractual fee escalations for inflation adjustments and certain increases in operating costs. TVPC believes the terms and conditions under these agreements, as well as the Services Agreement (as defined below) each with PBF Holding, are generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services.

These commercial agreements (as defined in the table below) with PBF Holding include:

Agreements	Initiation Date	Initial Term	Renewals (a)	MVC	Force Majeure
Torrance Valley Pipeline Transportation Services Agreement- North Pipeline	8/31/2016	10 years	2 x 5	50,000 bpd	TVPC or PBF Holding can declare
Torrance Valley Pipeline Transportation Services Agreement- South Pipeline	8/31/2016	10 years	2 x 5	70,000 bpd
Torrance Valley Pipeline Transportation Services Agreement- Midway Storage Tank	8/31/2016	10 years	2 x 5	55,000 barrels (b)
Torrance Valley Pipeline Transportation Services Agreement- Emidio Storage Tank	8/31/2016	10 years	2 x 5	900,000 barrels per month
Torrance Valley Pipeline Transportation Services Agreement- Belridge Storage Tank	8/31/2016	10 years	2 x 5	770,000 barrels per month
____________________
(a) PBF Holding has the option to extend the agreements for up to two additional five-year terms, as applicable.
(b) Reflects the overall capacity as stipulated by the storage agreement. The storage MVC is subject to the effective operating capacity of each tank which can be impacted by routine tank maintenance and other factors.

Omnibus Agreement

At the closing of PBFX’s initial public offering, PBFX entered into an omnibus agreement with PBF GP, PBF LLC and PBF Holding, which has been amended and restated in connection with the TVPC Acquisition (as amended, the “Omnibus Agreement”) for the provision of executive management services and support for accounting and finance, legal, human resources, information technology, environmental, health and safety, and other administrative functions.

For the year and six month period ended December 31, 2017 and 2016, the annualized portion of the Omnibus Agreement fee attributable to TVPC was $850, respectively.

Services Agreement

PBFX Op Co entered into an operation and management services and secondment agreement (the “Services Agreement”) with PBF Holding and certain of its subsidiaries, on August 31, 2016, pursuant to which PBF Holding and its subsidiaries provides PBFX Op CO with the personnel necessary for PBFX Op Co to operate TVPC so that it may perform its obligations under the commercial agreements. PBFX Op Co charges TVPC the amount under the agreement and reimburses PBF Holding for the use of such employees and the provision of

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NOTES TO THE FINANCIAL STATEMEMTS
(IN THOUSANDS)

certain infrastructure-related services to the extent applicable to its operations, including storm water discharge and waste water treatment, steam, potable water, access to certain roads and grounds, sanitary sewer access, electrical power, emergency response, filter press, fuel gas, API solids treatment, fire water and compressed air.

For the year and six month period ended December 31, 2017 and 2016, the annualized portion of the Services Agreement fee attributable to TVPC was $1,900, respectively.

Summary of Transactions

A summary of revenue and expense transactions with PBF Holding, including expenses directly charged and allocated to TVPC, is as follows:

	Year Ended December 31,
	2017	2016
Revenues	$71,011	$24,700
Operating and maintenance expenses	1,900	633
General and administrative expenses	850	283

6. SUBSEQUENT EVENTS

We have evaluated subsequent events through the date that this report was available to be issued, February 22, 2018, and determined that there were no subsequent events requiring recognition or disclosure in the accompanying financial statements and notes to the financial statements.